March 3, 2025

Courtney R. Mather
Chief Executive Officer
Ingevity Corp
Vision One Fund, LP
800 Brickell Ave., Suite 601
Miami, FL 33131

       Re: Ingevity Corp
           DFAN14A filed February 25, 2025
           Filed by Vision One Fund, LP et al.
           File No. 001-37586
Dear Courtney R. Mather:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your DFAN14A, unless otherwise indicated.

DFAN14A filed February 25, 2025
General

1. Refer to your statement that "[o]ther than Messrs. Acero and Mather, none of the
       Nominees have any agreements, understandings or relationships with VOF or any of its affiliates." Please tell us whether Dr. Sanchez and Mr. Segal have consented to being nominated to serve on the Company's board, and if so, whether they have done so pursuant to any agreements or understandings with VOF or any of its affiliates.
2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. Some examples of opinions presented as
 March 3, 2025
Page 2

       fact that should be recharacterized and/or supported include the following on page 15 of your February 25 presentation:
           "Only after severe business declines has the Board decided to pivot and exit
           Industrial Specialties near the bottom."
           "NGVT's plan likely amounts to a fire sale and weakens the remaining Road
           Technologies assets."
           The reference to "introducing substantial new risk to the continuing business."
3. Please revise your February 25 presentation to disclose the basis or source for the various metrics, estimates, and conclusions presented throughout page 17 of your presentation. For example:
           What is the basis for the 2026 EBITDA estimates for each of Performance
           Chemicals, Capa, and Performance Materials as mentioned in the footnotes to this page?
           What is the source for the $355 million in share repurchases and $55 average repurchase price per share?
           What is your basis for calculating enterprise value at 12.0x of 2026 EBITDA?
4. Please revise your February 25 presentation to clarify whether dollar and share amounts throughout your presentation are in millions, thousands, or hundreds. For example, it is unclear from page 10 of your presentation how the Company spent $6 million in share repurchases in 2019 to acquire zero shares, as currently suggested. In addition, please clarify how you calculated the average price amounts on this same page.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Daniel Duchovny at
202-551-3619.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions